SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.14)

Hanover Direct, Inc.

--------------------------------

(Name of Issuer)

Common Stock, $0.01 par value

-------------------------------

(Title of Class of Securities)

440506 10 3

--------------------------------

(CUSIP Number)

William B. Wachtel

Wachtel & Masyr, LLP

110 East 59th Street

New York, New York 10022

(212) 909-9595

---------------------------------------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2006

-------------------------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 9 Pages

1.	NAME OF REPORTING PERSON

Chelsey Capital Profit Sharing Plan

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

13-3716218

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) {X}

          (b) { }

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF or WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7.	SOLE VOTING POWER

0 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

0 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,630,215 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.4%

14.	TYPE OF REPORTING PERSON

EP

1.	NAME OF REPORTING PERSON

Chelsey Direct, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

13-3716218

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) {X}

          (b) { }

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER

0 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

0 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,630,215 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.4%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSON

Chelsey Finance, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

20-1351079

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) {X}

          (b) { }

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7.	SOLE VOTING POWER

0 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

0 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,630,215 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.4%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSON

William B. Wachtel

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) {X}

          (b) { }

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7.	SOLE VOTING POWER

25,630,215 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

25,630,215 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,630,215 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.4%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSON

DSJ International Resources Ltd.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

13-3716218

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) {X}

          (b) { }

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7.	SOLE VOTING POWER

0 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

0 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,630,215 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.4%

14.	TYPE OF REPORTING PERSON

CO, HC

1.	NAME OF REPORTING PERSON

Stuart Feldman

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) {X}

          (b) { }

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7.	SOLE VOTING POWER

22,257 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

22,257 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,646,305 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.4%

14.	TYPE OF REPORTING PERSON

IN

          This Amendment No. 14 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (as amended, the "Schedule 13D") filed by certain of the Reporting Persons. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. This Amendment No. 14 to the Schedule 13D is filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Amendment No. 13 to the Schedule 13D on March 9, 2006.

Item 5.	Interests in Securities of the Issuer

Item 5 is hereby amended, as of the date hereof, to read as follows:

(a)     Based on information provided to the Reporting Persons by the Issuer, there were 22,426,296 shares of the common stock issued and outstanding as of March 30, 2006. The Reporting Persons beneficially own an aggregate of 25,652,472 shares of the common stock or 78.5% of the outstanding shares of the Common Stock, and 564,819 shares, or 100% of the outstanding shares, of the Series C Participating Preferred Stock. The holdings referenced herein include a warrant to purchase 10,259,366 shares of the common stock held by Chelsey Finance, LLC, two stock options to purchase an aggregate of 6,167 shares of the common stock held by William B. Wachtel and two stock options to purchase an aggregate of 6,167 shares of the common stock held by Stuart Feldman, each of which is immediately exercisable as to the shares of the common stock reported.

(b)     Of the Reporting Persons, William B. Wachtel, as the manager of Chelsey Direct, has the sole power to vote or to direct the disposition of 25,630,215 shares of the common stock and 564,819 shares of the Series C Participating Preferred Stock and Stuart Feldman has the sole power to vote or direct the disposition of 22,257 shares of the common stock. The holdings referenced herein include a warrant to purchase 10,259,366 shares of the common stock held by Chelsey Finance, LLC, two stock options to purchase an aggregate of 6,167 shares of the common stock held by William B. Wachtel and two stock options to purchase an aggregate of 6,167 shares of the common stock held by Stuart Feldman, each of which is immediately exercisable as to the shares of the common stock reported.

(c)     There were no transactions in the shares of common stock during the past 60 days or since the most recent filing of this Schedule 13D. The sole changes in the shares previously reported in response to Items 5(a) and 5(b) were (i) to change the estimated shares subject to the warrant of 10,247,210 to the actual number of 10,259,366 as per the final calculation as to the fully diluted shares when the warrant was issued by the Issuer and (ii) to reflect that, of the option granted to each of Messrs. Feldman and Wachtel on August 3, 2004 to purchase 3,500 shares of the common stock, the option became exercisable as to 1,167 shares on August 3, 2005.

(d)     Not applicable.

(e)     Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Amendment No. 13 to the Statement on Schedule 13D is true, complete and correct.

Date: March 31, 2006

Chelsey Capital Profit Sharing Plan

By:	/s/ William B. Wachtel
William B. Wachtel, its
Trustee

Chelsey Direct, LLC

By:	/s/ William B. Wachtel
William B. Wachtel, its
Manager

Chelsey Finance, LLC

By:	/s/ William B. Wachtel
William B. Wachtel, its
Manager

/s/ William B. Wachtel
William B. Wachtel

DSJ International Resources Ltd.

By:	/s/ Stuart Feldman
Stuart Feldman, its
President

/s/ Stuart Feldman
Stuart Feldman